Exhibit 99.4

FORM 13-502F1
CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, James Isaac, an officer of the reporting issuer noted below have examined this Form 13-502F1 (the **Form**) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) James Isaac
Name: James Isaac
Title: Corporate Legal Counsel & Corporate Secretary

February 29, 2016
Date:

Reporting Issuer Name: Catalyst Paper Corporation

End date of previous financial year: December 31, 2015

Type of Reporting Issuer: ☑ **Class 1 reporting issuer** ☐ **Class 3B reporting issuer**

Highest Trading Marketplace: TSX
(refer to the definition of "highest trading marketplace" under OSC Rule 13-502 *Fees*)

Market value of listed or quoted equity securities:
(in Canadian Dollars - refer to section 7.1 of OSC Rule 13-502 *Fees*)

Equity Symbol CYT

1st Specified Trading Period (dd/mm/yy) 01/01/15 to 31/03/15
(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $4.21 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 14,527,571 (ii)

Market value of class or series (i) x (ii) $61,161,073.91 (A)

2nd Specified Trading Period (dd/mm/yy) 01/04/15 to 30/06/15
(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$3.65	(iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		14,527,571	(iv)
Market value of class or series	(iii) x (iv)	$53,025,634.15	(B)

3rd Specified Trading Period (dd/mm/yy)
(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*) — 01/07/15 to 30/09/15

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 2.49	(v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		14,527,571	(vi)
Market value of class or series	(v) x (vi)	$36,173,651.79	(C)

4th Specified Trading Period (dd/mm/yy)
(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*) — 01/10/15 to 31/12/15

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		2.40	(vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		14,527,571	(viii)
Market value of class or series	(vii) x (viii)	$34,866,170.40	(D)

5th Specified Trading Period (dd/mm/yy)
(if applicable - refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*) — N/A to ______

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	(ix)
Number of securities in the class or series of such			(x)

security outstanding at the end of the last trading day of the specified trading period

Market value of class or series	(ix) x (x)	$	(E)

Average Market Value of Class or Series
(Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))

$46,306,632.56 **(1)**

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 *Fees*, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:
(See paragraph 2.8(1)(b), and if applicable, paragraph 2.8(1)(c) of OSC Rule 13-502 *Fees*)

$274,900,000 **(2)**

(Provide details of how value was determined) Fair value of outstanding debt securities is determined based on quoted market prices of identical debt instruments (level 1 fair value measurement)

Capitalization for the previous financial year (1) + (2) $321,206,632.56

Participation Fee $29,365
(For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 *Fees*, select the participation fee)

(For Class 3B reporting issuers, from Appendix A.1 of OSC Rule 13-502 *Fees*, select the participation fee)

Late Fee, if applicable
(As determined under section 2.7 of OSC Rule 13-502 *Fees*) $N/A

Total Fee Payable
(Participation Fee plus Late Fee) $29,365

Rules and Policies

APPENDIX A

CORPORATE FINANCE PARTICIPATION FEES

Capitalization for the Previous Financial Year	Participation Fee (effective April 6, 2015)
Under $10 million	$890
$10 million to under $25 million	$1,070
$25 million to under $50 million	$2,590
$50 million to under $100 million	$6,390
$100 million to under $250 million	$13,340
$250 million to under $500 million	$29,365
$500 million to under $1 billion	$40,950
$1 billion to under $5 billion	$59,350
$5 billion to under $10 billion	$76,425
$10 billion to under $25 billion	$89,270
$25 billion and over	$100,500

April 16, 2015 (2015), 38 OSCB 3651